February 23, 2017

Via EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Patterson-UTI Energy, Inc.
Registration Statement on Form S-4
Filed January 23, 2017
File No. 333-215655

Ladies and Gentlemen:

This letter sets forth the responses of Patterson-UTI Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 17, 2017, with respect to the Registration Statement on Form S-4, File No. 333-215655, filed with the Commission on January 23, 2017 (the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Questions and Answers, page 1

1.	Please add a question and answer that summarizes conditions to the consummation of the merger, including the condition that Seventy Seven not incur material losses exceeding $100 million during the pre-closing period and net debt exceeding $500 million, and Patterson-UTI not incur material losses exceeding $300 million during the pre-closing period and net debt exceeding $725 million.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 8 and 9 of the Registration Statement as requested.

Securities and Exchange Commission

February 23, 2017

The Merger, page 69

Background of the Merger, page 69

2.	Please revise your disclosure to clarify the “strategic alternatives” considered by Patterson-UTI. In this regard, we note you disclose on page 79 that the Patterson-UTI board of directors considered the range of strategic alternatives available to Patterson-UTI as a principal factor supporting the merger.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 73 of the Registration Statement as requested.

3.	Please expand your discussion of the negotiations between the parties with respect to the merger consideration, including the specific factors considered in increasing the proposed merger consideration to be received by Seventy Seven’s stockholders from 15% to 25% of the equity of the combined company and the ultimate methodology for calculating the aggregate maximum number of shares of Patterson-UTI common stock to be issued. In this regard, we note the disclosure on page 91 that the aggregate merger consideration of 49,559,000 shares of Patterson-UTI common stock represents an implied value, based on the trading price of Patterson-UTI common stock on December 8, 2016 of $51.19 per SSE share, representing a premium of $25.19 over Seventy Seven’s share price of $26.00 as of December 8, 2016.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 77, 81 and 82 of the Registration Statement as requested.

4.	We note that Piper Jaffray made a presentation to the Patterson-UTI board of directors on October 19, 2016 regarding the assets and prospects for Seventy Seven, the strategic rationale for the transaction and relative valuation. Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In the alternative, please tell us why you do not believe Item 1015(b) applies. In addition, please supplementally provide us with copies of any materials used in the presentation by Piper Jaffrey to the Patterson-UTI, including two updated presentations by Piper Jaffray dated October 14, 2016 and October 17, 2016, prior to such meeting.

Securities and Exchange Commission

February 23, 2017

RESPONSE:

In response to the Staff’s comment, we confirm that we have provided summaries meeting the requirements of Item 1015(b) of Regulation M-A of all reports, opinions and appraisals materially related to the transaction. Specifically, the fairness opinions received by the Company and Seventy Seven Energy Inc. (“SSE”) from Piper Jaffray & Co. and Morgan Stanley & Co. LLC, respectively, have been described in appropriate detail pursuant to Item 1015(b) of Regulation M-A in the subsections of the Registration Statement entitled “The Merger—Opinion of Patterson-UTI’s Financial Advisor” beginning on page 86 of the Registration Statement and “The Merger—Opinion of SSE’s Financial Advisor” beginning on page 98 of the Registration Statement.” We do not believe that any other presentations or reports are material to the investors’ decisions on the proposed transaction and thus have not be referred to in the joint proxy statement/prospectus and are not required to be included in the Registration Statement.

We acknowledge the request for the updated presentations by Piper Jaffray dated October 14, 2016 and October 17, 2016. The presentations are being provided to the Staff under separate cover by our counsel on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, our counsel has requested that such materials be returned promptly following completion of the Staff’s review thereof. By separate letter, our counsel has also requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

5.	We note you disclose that at the meeting of the Patterson-UTI board on December 1, 2016, representatives of Vinson & Elkins “noted certain of the key issues that remained open between the parties.” Please expand your disclosure to identify these key issues and briefly discuss how they were resolved, including any material concessions that each party made in order to come to the final agreement.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 80 and 81 of the Registration Statement as requested.

Opinion of Patterson-UTI’s Financial Advisor, page 82

6.	Please disclose the material assumptions underlying each of Piper Jaffray’s financial analyses.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 90 of the Registration Statement as requested. Other than as provided therein, Piper Jaffray did not rely on any material assumptions in preparing its financial analyses.

7.	Please revise your disclosure to quantify any fees paid to Piper Jaffray in the past two years. In this regard, we note you disclose that Piper Jaffray received an upfront retainer fee with respect to one engagement in the last three years. See Item 1015(b)(4) of Regulation M-A.

Securities and Exchange Commission

February 23, 2017

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 95 of the Registration Statement as requested.

Opinion of SSE’s Financial Advisor, page 94

8.	Please supplementally provide us with copies of all materials, including board books, Morgan Stanley prepared and presented in connection with the transaction.

RESPONSE:

We acknowledge the request for all materials, including board books, Morgan Stanley prepared and presented in connection with the transaction. The presentations are being provided to the Staff under separate cover by SSE’s counsel on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1834, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, SSE’s counsel has requested that such materials be returned promptly following completion of the Staff’s review thereof. By separate letter, SSE’s counsel has also requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

Certain Unaudited Prospective Financial Information of Patterson-UTI and SSE, page 106

9.	We note Piper Jaffray reviewed “analysis and forecasts of certain cost savings, operating efficiencies, revenue effects, strategic benefits and other synergies” expected by management of Patterson-UTI to result from the merger. Please disclose any additional material projections or forecasts, including synergies, provided to Piper Jaffray.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 112 of the Registration Statement as requested.

10.	Please disclose any material assumptions underlying the prospective financial information prepared by each of Patterson-UTI and SSE.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 113 of the Registration Statement as requested.

Securities and Exchange Commission

February 23, 2017

Annex C

11.	The opinion provided by Piper Jaffray indicates that it is provided “solely to the Board of Directors of Patterson-UTI.” Please remove this limitation on reliance as it is inconsistent with the disclosures relating to the fairness opinion.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page C-3 of the Registration Statement as requested.

*        *        *         *        *

Securities and Exchange Commission

February 23, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Stephen M. Gill or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-4458 or (713) 758-3613, respectively.

Very truly yours,

PATTERSON-UTI ENERGY, INC.

By:	/s/ John E. Vollmer III
Name:	John E. Vollmer III
Title:	Senior Vice President – Corporate Development, Chief Financial Officer & Treasurer

Enclosures

cc:	William A. Hendricks, Jr.

Stephen M. Gill, Vinson & Elkins L.L.P.

Douglas E. McWilliams, Vinson & Elkins L.L.P.